                           [PHOTO OF MR. ROD BUSH]

         "You have to have angina to know how frightening it can be; that feeling that your body is about to give up on you. On April 15, 1994, tax day, I was in trouble but it wasn't the tax man. Most of the arteries in my heart were almost closed and they wanted me to have bypass surgery the next day. Since I read the scientific literature I learned about EECP(TM) and decided to give it a try. It's given me a new lease on life. I no longer have this feeling of impending doom. Recently, I was in a 42-mile bikathon. I have improved tremendously. I haven't felt better in my life."

MR. ROD BUSH

                            VASOMEDICAL, INC. [LOGO]

                               1996 Annual Report

[PHOTO OF MRS. DEE PLASTINI]

         "After my heart attack in 1995 and three failed angioplasties, I was facing open heart surgery. I was offered EECP(TM) but was afraid that EECP(TM) wouldn't work and I would still have to have a bypass operation. I need not have worried. Before EECP(TM) I couldn't do very much at all but now I walk at least 3 miles every day. I feel normal again. I have plenty of energy."

MRS. DEE PLASTINI


[PHOTO OF MR. JOHN MISHKO]

         "In December 1990, I had angioplasty but it closed up in seven weeks. They attempted a second angioplasty but they couldn't get into the problem area. My doctor told me another angioplasty would be too risky and I should think about a bypass. Some people I know have had bypasses and they told me that, even years later, they hadn't fully recovered. When I heard that EECP(TM) was being tested at Stony Brook, I asked about it. I'm glad I did. Since having EECP(TM) I haven't had any chest pain and I avoided the surgery. I was semi-retired before EECP(TM), but after EECP(TM) I went back to work for two years. The most important thing to me is that I have had more than five years of normal life."

MR. JOHN MISHKO

         EECP(TM)

         "Noninvasive, atraumatic treatment for patients with coronary artery disease."

         "Facilitates development of networks of tiny blood vessels thereby providing a `natural' bypass of obstructed coronary arteries."

         "Better exercise treadmill times."

         "...can provide relief without the risks or costs of surgery."

         "Elimination or reduction of the need for antianginal medications."

         "Rectification of exercise ECG ST-segment abnormalities."

         "...ability to enjoy a more independently mobile and active life."

         "Therapy is comfortable... patients often read or sleep during treatment."

         "Sustained relief of anginal symptoms."

         "Resolution of reversible ischemic defects evident on radionuclide scans."

         "Beneficial effects have persisted for at least 3 years after a course of treatment."

                             MESSAGE TO SHAREHOLDERS

For the past two years, the central topic of our annual letter to stockholders has been the reshaping of Vasomedical, Inc. and the new sense of purpose and direction that we have brought to it. This finds expression in our new mission statement: TO PROVIDE SUPERIOR SOLUTIONS IN THE MANAGEMENT OF CARDIOVASCULAR DISEASES THROUGH PRODUCTS THAT MAKE IMPROVED CLINICAL AND ECONOMIC OUTCOMES POSSIBLE. BY THESE MEANS, WE AIM TO GROW SHAREHOLDER VALUE.

We are very proud of the initial achievements of the people of Vasomedical in the furtherance of the Company's mission. Fiscal 1996 was indeed a year of major milestones in our ongoing efforts to build the structure and acquire the capabilities crucial to our future success.

FISCAL 1996 ACCOMPLISHMENTS AND RESULTS

MARKETING

- -Commercial introduction of EECP(TM) for the treatment of patients with coronary artery disease, with 21 hospitals or free-standing treatment centers equipped to offer EECP(TM) by May 31, 1996. In addition, four university research centers, affiliated with Columbia, Harvard, UCSF, and Yale, are engaged in a long-term multicenter study.

- -Establishment of a direct national sales force consisting of a Director of Sales and Customer Relations and eight Regional Sales Managers, whose efforts are supplemented by manufacturer's representatives covering about 85% of the country.

- -Development of a program for the recruitment of patients, provided as a customer service to treatment centers offering EECP(TM).

- -Establishment of a dedicated department for the training of staff operating EECP(TM) equipment and nurses supervising the treatment of patients.

- -Establishment of a Technical Services function for the installation and maintenance of EECP(TM) equipment that is fully responsive to customer needs.

- -Publication of two new clinical reports in peer-reviewed medical journals, one of them involving 50 patients and demonstrating statistically significant improvement in radionuclide stress perfusion imaging after therapy with EECP(TM).

All these actions and accomplishments culminated in the achievement of the Company's first revenues with EECP(TM), in the second quarter, and the first profitable quarter from operations in its history, in the last quarter of fiscal year 1996, a milestone reached earlier than expected.

FINANCIAL

- -A 209% increase in the Company's stock price from $0.81 to $2.50 per share and a 240% increase in market capitalization from $31 million to $105 million at fiscal year-end.

- -Sale of $4,000,000 of 7% five-year convertible debentures to cover the cost of the sales force expansion and ongoing clinical trials. (The debentures were fully converted by June 1996 prior to the scheduled payment of the first interest installment, thereby eliminating all long-term indebtedness and strengthening the Company's net worth by over $3,500,000.)

- -Agreement with the Vendor Finance Group of DVI Financial Services, Inc. to administer the Company's private label finance program, which enables hospitals and other treatment centers to lease EECP(TM) systems and the Company to receive upfront payment for the revenue stream and thus to enhance cash flow.

- -Increase in cash flow from $1,120,000 to $4,448,000 (+297%) due to proceeds from the convertible debentures, the exercise of warrants and the sale and financing of EECP(TM) units.

- -Increase in working capital by $4,212,000 to $4,959,000 at fiscal year-end (+563%).

These results have enabled the Company to enter the 1997 fiscal year in a solid financial position and with the ability to finance its aggressive marketing and clinical research programs.

GOALS AND STRATEGIES

ESTABLISH THE COMPANY'S EECP(TM) PROCEDURE AS A NEW STANDARD OF CARE IN CORONARY ARTERY DISEASE. Vasomedical intends to establish EECP(TM) not just as a last-resort treatment for patients who no longer can withstand invasive procedures, but as a first-line option along with angioplasty and bypass grafting when medication fails and, eventually, as a precursor treatment modality. The

Company believes that the features of EECP(TM) permit the delivery of superior clinical benefits, a dramatically improved quality of life, and a significant reduction of overall treatment costs.

FOCUS ON TEACHING HOSPITALS AND MAJOR CARDIOLOGY PRACTICES. Management is convinced that one of the surest ways to validate the performance of EECP(TM), accelerate market acceptance and stimulate patient demand for treatment is to secure the support of recognized clinical opinion leaders and respected cardiology practitioners. Our marketing strategies and programs flow directly from this premise.

CREATE A DISTRIBUTION NETWORK IN INTERNATIONAL MARKETS. While the Company pursues the CE mark, which is a regulatory approval to sell a product in the European Union, and the ISO certification, which is an internationally recognized quality manufacturing systems assessment, we will continue to enter into agreements for the marketing, distribution and servicing of EECP(TM) in key international markets. The Company has already concluded arrangements for Central European and Southern Asian countries and it is in advanced stages of negotiations with local national distributors in other parts of the world. So far the Company has focused on ensuring marketing success in the United States, knowing that acceptance of EECP(TM) here will make market entry overseas easier, faster and ultimately more cost efficient. The expansion of the Company's presence globally will receive dedicated attention as a result of the appointment of a Director of International Affairs.

[GRAPHIC HIGHLIGHTED EXCERPT] To provide superior solutions in the management of cardiovascular diseases through products that make improved clinical and economic outcomes possible. By these means, we aim to grow shareholder value.[END GRAPHIC HIGHLIGHTED EXCERPT]

EXPAND THE EECP(TM) CLINICAL RESEARCH PROGRAM TO CONFIRM NEW CLAIMS. Teaching hospitals affiliated with Columbia, Harvard, UCSF and Yale are carrying out a randomized, double-blinded study with EECP(TM) in the treatment of stable angina pectoris, the results of which we expect to be ready for publication in fiscal 1997. A parallel quality-of-life and resource-utilization study is also in progress in the same institutions.

A pilot study of EECP(TM) for the prevention of post-angioplasty restenosis has been initiated. But for the optimal exploitation of EECP(TM) in cardiovascular practice we intend to undertake a broad-scoped clinical studies program. This long-term program is designed to expand the claim structure for EECP(TM) to include silent ischemia, acute myocardial infarction, and peripheral and cerebral vascular diseases, among other indications. In addition, we intend to establish the usefulness of EECP(TM) in the treatment of heart failure patients, post-MI events (e.g., sudden death syndrome) and microvascular diseases (e.g., due to diabetes). We believe that most of these indications are highly probable and that critical planning is required to determine how best to optimize resources for the acceleration of claim expansion and the exploitation of the resulting enlarged market. Moreover, we believe that, as the acceptance of EECP(TM) as a mainstream treatment grows, the academic community will, on its own initiative, undertake studies to corroborate some of the working hypotheses of the physiological basis of clinical benefits, such as collateral development and effects on endothelial function. The scientific validation of EECP(TM) would then be complete.

USE THE COMPANY'S PROPRIETARY TECHNOLOGY TO DEVELOP UPGRADES OF EECP(TM) AND CREATE NEW PRODUCTS. The Company is in the process of designing modular component upgrades of the existing model of EECP(TM) and developing a new-generation transportable model to achieve greater flexibility in tuning therapy to patient-specific demands and to accommodate the applications that the new envisaged indications will make possible. Moreover, the Company intends to leverage its position with EECP(TM) and make available other non-invasive devices for use in cardiovascular medicine.

INITIATE IN-HOUSE ASSEMBLY OF EECP(TM). The Company's current production operations consist only of capabilities for the testing and quality assurance of components and systems supplied by third-party manufacturers. A recent FDA inspection of its facilities in Westbury, New York, found all the inspected areas and practices to be in compliance with applicable requirements and implementing regulations. To reduce reliance on contract manufacturing and ensure continuity of supply, the Company will initiate final assembly of EECP(TM) in its Westbury facilities in 1997 under the supervision of a recently appointed Director of Operations who has had a long experience in the production of medical devices. The required scale-up will call for limited investment in manufacturing infrastructure.

We believe that the Company has a robust strategic framework for achieving growth. What is certain is that EECP(TM) and the customer services with which we surround it provide a solid platform for growth. Our non-invasive treatment, administered on an out-patient basis, offers those who suffer with coronary artery disease unique benefits in terms of safety, efficacy and convenience and, by reducing the need for surgery and its consequences, it gives health care providers the value they seek in the cost-containment environment in which they must now operate. It is our opinion, indeed, that the surest way to deliver maximum value to you, our shareholders, as we move forward in the accomplishment of our mission, is to provide the innovative therapies that patients need and the value in disease management that health care providers want.

We are intent on working diligently and taking all required steps to improve the Company's performance and thus justify your continued trust and confidence.

[PHOTO OF ABRAHAM E. COHEN AND ANTHONY VISCUSI]

Sincerely,

/s/ Abraham E. Cohen

Abraham E. Cohen
Chairman of the Board


/s/ Anthony Viscusi

Anthony Viscusi
President and CEO

                          FREQUENTLY ASKED QUESTIONS

WHAT IS THE MARKET POTENTIAL?

Although the potential applications for EECP(TM) are many, and represent additional opportunities, currently, we are focused on establishing EECP(TM) in the treatment of angina pectoris. There are more than six million people with a diagnosis of angina pectoris in the USA and probably as many as four times this number in overseas health care systems. It's too early to say how many among this patient population are likely to be treated with EECP(TM) but, over time, a significant proportion could be attainable. Realizing this potential will depend on how quickly EECP(TM) can become widely available and take its place alongside standard therapies like angioplasty and bypass grafting. Judging by the favorable reception enjoyed by EECP(TM) so far, we expect growing acceptance of EECP(TM), especially following the reporting of our multicenter trial results. Of course, reimbursement of treatment fees is a vitally important issue affecting the acceptance of EECP(TM), but with the US healthcare bill for coronary revascularization procedures now at nearly $48 billion annually, as we are able to engender larger clinical experience, we expect a favorable response to our representations from third-party payers. After all, we believe EECP(TM) can play a significant role in containing this cost.

[PHOTO OF ANTHONY E. PEACOCK]

WHAT'S HAPPENING
WITH REIMBURSEMENT?

Obtaining reimbursement is our number one priority right now and, already, we are engaged in discussions with a number of large healthcare insurers. Although it is unlikely that any major insurer will grant blanket coverage before the results of our multicenter study are known, we are, nevertheless, pursuing this goal vigorously. At the very least we are opening dialogue and creating a pathway for rapid review of new data as it comes to hand. Usually, we accomplish much more than that by helping to define circumstances wherein the insurance company would consider reimbursement on a case-by-case basis. There has been a handful of such reimbursements to-date and we believe that, during the coming months, there will be more of these. To assist in this process, we encourage patients to apply to their insurers in advance of beginning treatment. This allows insurance companies to gauge the level of interest and consider their positions on behalf of each individual. In anticipation of receiving full coverage in the future, though there can be no assurance in this regard, we recently applied to the American Medical Association for a new Current Procedural Code. Although it's not essential, having an up-to-date CPT code helps enormously in the rapid processing of insurance claims.

[PHOTO]

HOW'S THE MULTICENTER
STUDY DOING?

As mentioned earlier, everyone is awaiting the results of this trial with great anticipation. The study is being conducted in four renowned university cardiology research centers where patients are being chosen randomly in a blinded fashion to be in one of two groups, one group being the control for the other. Completion of the trial depends on how quickly the two groups show a statistically significant difference for the main end point, that being rectification of ECG exercise stress test ischemic abnormalities. We cannot be absolutely sure, but we hope to complete patient entry by year-end 1996 and report the results soon after. The trial is being conducted rigorously and can be considered definitive for the extent of overall efficacy. Going by previous study results from SUNY Stony Brook, there is reason to be optimistic about a positive outcome. In addition to the clinical protocol, there are instruments for measuring quality of life factors as well as provision of important cost/effectiveness information.

[PHOTO OF JOHN C.K. HUI, PhD]

WHAT ARE YOUR DEVELOPMENT PLANS FOR EECP(TM)?

We are implementing plans both for the upgrading of our current Model MC2 and development of our new, more sophisticated, transportable Model MC3, but it's important to recognize that while EECP(TM) is dependent on our equipment, the equipment alone is not the product.

EECP(TM) is a medical procedure that may benefit the whole of the vascular system and, therefore, vascular diseases of many kinds. As we mentioned earlier, there are numerous possible clinical applications for EECP(TM) both within and beyond diseases of the heart. Potential uses in a wide variety of organ problems are documented. Each potential use, however, will certainly require further clinical exploration, as well as better documentation, with our counterpulsation equipment. Needless to say, we will be zealous in our pursuit of every legitimate medical use for EECP(TM).

Our immediate priority is, however, ensuring a better understanding of who among heart disease patients is best suited to EECP(TM), how early EECP(TM) should be begun, what can be achieved under what circumstances and what, precisely, are the modes of action.

DO YOU HAVE PRODUCTS OTHER THAN EECP(TM)?

Right now, EECP(TM) is our only product, albeit with potential uses in a variety of disease markets. We are considering, however, two distinct inventions; one, a therapeutic add-on to EECP(TM), the other, a completely separate item but still within the cardiovascular arena. We will disclose details only after more feasibility analysis.

[PHOTO]

                                  TESTIMONIALS

CLINICAL BENEFITS

"EECP(TM) promises to be one of the more important changes we have seen in the treatment of heart disease. It's my belief that, if EECP(TM) can improve collateral flow and stimulate a natural bypass of obstructed vessels, it will become basic therapy for coronary artery disease patients. It's just a matter of extending the experience to a greater number of cardiologists."


            Bruce L. Fleishman, MD FACC
            Interventional Cardiologist, Medical Director, HeartCare Centers of Ohio. Program Director-Cardiology, Family Practice Program, Grant Medical Center. President-Elect, Medical Staff, Grant Medical Center. Columbus, Ohio

                     [PHOTO OF BRUCE L. FLEISHMAN, MD FACC]



TREATMENT WITH EECP(TM)

"The long-term care of patients with chronic coronary artery disease requires the cardiologist to use aggressive preventive methods and more cost-effective treatments to improve clinical and financial outcomes. EECP(TM) is a safe, cost-effective, noninvasive method of restoring myocardial perfusion and reducing symptoms of angina. EECP(TM) is the perfect disease management tool for chronic coronary artery disease."

            John E. Strobeck, MD PhD
            Interventional Cardiologist,
            Co-founder of the Heart Failure
            Society of America and Director of
            Medical Affairs for Lifeway, Inc.,
            Paramus, New Jersey

                     [PHOTO OF JOHN E. STROBECK, MD PhD]


GREATLY IMPROVED QUALITY OF LIFE

"What I like about EECP(TM) is that there's nothing invasive about it. It relieves the angina, patients have more energy and can do more. Not only that, EECP(TM) costs less than the alternatives, it can be done in the physician's office and patients can go home after each treatment. I think it's going to be used earlier and earlier, not just in patients without any other options."

            Randy B. Hartman, MD FACC
            Interventional Cardiologist,
            Executive Committee Member, Heart
            Center of Sarasota,
            Sarasota, Florida

                      [PHOTO OF RANDY B. HARTMAN, MD FACC]

                        VASOMEDICAL INC. AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal Years Ended May 31, 1996 and 1995

The Company generated revenues from the sale and lease of its EECP(TM) (Enhanced External Counterpulsation) device during fiscal 1996 of $2,683,000. No revenues were generated in fiscal 1995. The Company incurred net losses of $2,643,000 and $3,117,000 for the years ended May 31, 1996 and May 31, 1995, respectively. The Company has leased or sold several EECP(TM) units in fiscal 1996. Although there can be no assurances that EECP(TM) will be successfully commercialized, the Company expects to generate increasing revenues in fiscal 1997, including the introduction of EECP(TM) in international markets.

Approximately $2,284,000 of the Company's fiscal 1996 revenues were generated in the fourth quarter resulting in the first profitable quarter in the Company's history. Net earnings for the quarter were $119,000. The Company attributes its recent results to the ongoing efforts of its direct sales force, established in November 1995, and increasing acceptance of EECP(TM) by cardiologists.

Gross margins from EECP(TM) are dependent on a number of factors, particularly the number of units sold or leased during the period, and by certain fixed period costs including facilities, payroll and insurance. Furthermore, gross margins are affected by the location of the Company's customers and the amount and nature of training and other initial costs required to place the EECP(TM) in service for customer use. Accordingly, the gross margin realized during the current period may not be indicative of future margins.

Selling, general and administrative (SGA) expenses for the years ended May 31, 1996 and May 31, 1995 were approximately $3,739,000 and $2,173,000, respectively. The $1,566,000 increase in SGA expenses for the fiscal year resulted primarily from a $870,000 increase in payroll and related costs associated with the addition of management, a direct national sales force and other operating personnel, particularly those formerly employed by Vasogenics, which was acquired in January 1995, and an increase of $514,000 in marketing and related costs associated with the commercial introduction of EECP(TM).

The increase in depreciation and amortization expense of $152,000 for the year ended May 31, 1996 was primarily related to the amortization of goodwill relating to the Vasogenics acquisition in January 1995.

Research and development (R&D) expenses decreased $234,000 for the year ended May 31, 1996. The decrease is a result of i) the expiration of contractual obligations to support the activities of Vasogenics as a result of the Company's acquisition of Vasogenics in January 1995 and ii) the timing of commitments and expenses related to the Company's multi-center clinical study for EECP(TM). Such commitments and expenses are expected to continue in fiscal 1997.

The increase in interest and financing costs is directly attributable to interest accrued and amortization of deferred loan costs in connection with the July 1995 debt issuance.

Investment income increased during fiscal 1996 due to the Company's increased cash and investment position resulting from the July 1995 debt issuance, as well as from proceeds generated from the exercise of warrants.

Liquidity and Capital Resources

Working capital at May 31, 1996 increased by $4,212,000 to $4,959,000 as compared to $747,000 at May 31, 1995 due to i) the $4,000,000 7% Convertible Debenture financing secured in July 1995, ii) proceeds from the exercise of warrants (substantially in the fourth quarter), and iii) the onset of sales and leases of EECP(TM) (substantially in the fourth quarter), offset by continuing operating losses. In fiscal 1996, the Company raised net proceeds of $3,708,000 and $2,323,000 from the sale of debt securities and the exercise of common stock purchase warrants, respectively. As indicated in the accompanying consolidated statements of cash flows, cash flows provided by investing activities of $449,000 for the year ended May 31, 1996 were principally from the sale of investments in mutual funds.

                        VASOMEDICAL INC. AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS
                                  (Continued)

In July 1995, the Company sold $4,000,000 of 7% five-year Convertible Debentures (the "Notes"), convertible into shares of the Company's common stock at $1.00 per share. By May 31, 1996, $275,000 of such notes were converted into 275,000 shares of the Company's common stock. In June 1996, subsequent to year-end, the $3,725,000 outstanding principal amount of Notes were converted into 3,725,000 shares of the Company's common stock. As a result of such conversion, accrued interest of $239,000 was also canceled in accordance with the terms of the Note agreement. The fiscal 1997 effect of this conversion was to increase stockholders' equity by $3,345,000, consisting of the debt conversion ($3,725,000) and accrued interest ($239,000), net of unamortized loan costs ($619,000).

During fiscal 1996, warrants to purchase 3,340,585 shares of common stock were exercised, generating proceeds to the Company of $2,323,000.

In March 1996, the Company entered into an exclusive agreement with a third party whereby such third party will purchase, subject to credit approval, the EECP(TM) system on a non-recourse basis and lease the system to the Company's customers. During fiscal 1996, approximately 51% of the Company's revenues were derived through such transactions. Although there can be no assurance as to future revenues generated through these transactions, the Company expects that these transactions will generate significant revenues and working capital in fiscal 1997.

Management believes that its present working capital position at May 31, 1996, the ongoing commercialization of EECP(TM), some units of which will be purchased by the aforementioned medical equipment finance company, and the relief of its long-term debt obligation will make it possible for the Company to support its internal overhead expenses and to implement its new development and business plans at least through May 31, 1997.

Except for historical information contained herein, the matters discussed are forward looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: the effect of business and economic conditions; the impact of competitive products and pricing; capacity and supply constraints or difficulties; product development, commercialization or technological difficulties; the regulatory, reimbursement and trade environment; and the risk factors reported from time to time in the Company's SEC reports.

                        VASOMEDICAL INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                            May 31,
                                                                              ------------------------------
                                                                                    1996            1995
                                                                              ------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents ...........................................     $  4,447,806        $    491,609
  Investments in mutual funds .........................................                              628,152
  Accounts receivable .................................................        1,010,965
  Inventory ...........................................................          563,272
  Other current assets ................................................          160,987             120,456
                                                                            --------------------------------
    Total current assets ..............................................        6,183,030           1,240,217

PROPERTY AND EQUIPMENT, NET ...........................................          211,173              77,075
CAPITALIZED COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED, NET .        1,208,915           1,426,065
DEFERRED LOAN COSTS, NET ..............................................          619,445
OTHER ASSETS ..........................................................           23,588               9,781
                                                                            --------------------------------
                                                                            $  8,246,151        $  2,753,138
                                                                            --------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses ...............................     $    542,250        $    243,029
  Accrued professional fees ...........................................          133,471             161,022
  Accrued commissions .................................................          309,315
  Accrued interest ....................................................          239,021              89,096
                                                                            --------------------------------
    Total current liabilities .........................................        1,224,057             493,147

LONG-TERM DEBT ........................................................        3,725,000
OTHER LONG-TERM LIABILITIES ...........................................          206,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par value; 1,000,000 shares authorized;
   none issued and outstanding ........................................               --                  --
  Common stock, $.001 par value; 85,000,000 shares authorized;
   42,204,113 shares and 37,899,432 shares at May 31, 1996 and 1995,
   respectively, issued and outstanding ...............................           42,204              37,899
  Additional paid-in capital ..........................................       24,427,338          21,134,578
  Deferred compensation ...............................................         (169,813)           (339,626)
  Unrealized loss on investments  .....................................                               (7,370)
  Accumulated deficit .................................................      (21,208,635)        (18,565,490)
                                                                            --------------------------------
                                                                               3,091,094           2,259,991
                                                                            --------------------------------
                                                                            $  8,246,151        $  2,753,138
                                                                            ================================


The accompanying notes are an integral part of these statements.

                        VASOMEDICAL INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Year ended May 31,
                                                 --------------------------------
                                                      1996               1995
                                                 --------------------------------
Revenues
  Equipment sales ..........................     $  2,507,528        $         --
  Equipment rentals ........................          175,600
                                                 --------------------------------
                                                    2,683,128                  --
                                                 --------------------------------

Costs and expenses
  Cost of sales ............................          609,136
  Selling, general and administrative ......        3,738,789           2,172,555
  Research and development .................          364,455             598,178
  Depreciation and amortization ............          269,443             117,851
  Provision for uncollectable note .........                              318,000
  Interest and financing costs .............          515,451               2,523
  Interest and other income--net ...........         (171,001)            (91,813)
                                                 --------------------------------
                                                    5,326,273           3,117,294
                                                 --------------------------------
  NET LOSS .................................     $ (2,643,145)       $ (3,117,294)
                                                 --------------------------------
Net loss per common share ..................     $       (.07)       $       (.10)
                                                 --------------------------------
Weighted average common shares outstanding .       39,226,258          30,519,640
                                                 ================================


The accompanying notes are an integral part of these statements.

                        VASOMEDICAL INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY




                                                                                                   Unreal-
                           Preferred Stock       Common Stock          Additional   Deferred      ized loss
                          ----------------     ----------------         paid-in     compen-       on invest-   Accumulated
                          Shares    Amount     Shares    Amount         capital     sation         ments       deficit
                        ---------------------------------------------------------------------------------------------------

Balance at June 1, 1994                      26,064,432  $26,064      $17,969,039   $(1,018,876)     $   --    $(15,448,196)
Unvested common stock
  forfeited under stock
  bonus arrangement....                        (570,000)    (570)        (508,868)      509,438
Issuance of common
  stock for cash.......                       6,000,000    6,000        1,481,625
Issuance of preferred
  stock for cash.......   500,000    5,000                                382,625
Conversion of
  preferred stock......  (500,000)  (5,000)   1,000,000    1,000            4,000
Issuance of common
  stock to acquire
  subsidiary...........                       5,000,000    5,000        1,460,000
Common stock issued
  to consultants
  for services.........                         405,000      405          273,657
Warrants issued
  to directors and
  consultants..........                                                    72,500
Amortization of deferred
  compensation.........                                                                 169,812
Unrealized loss
  on investments.......                                                                              (7,370)
Net loss...............                                                                                          (3,117,294)
                         -----------------------------------------------------------------------------------------------------
Balance at May 31, 1995        --       --   37,899,432   37,899       21,134,578      (339,626)     (7,370)    (18,565,490)

Common stock issued
  to consultant in
  connection with
  debt financing.......                         600,000      600          599,400
Common stock issued in
  lieu of cash interest                          89,096       89           89,007
Conversion of debt.....                         275,000      275          274,725
Exercise of warrants...                       3,340,585    3,341        2,319,628
Warrants issued to
  consultants..........                                                    10,000
Amortization of deferred
  compensation.........                                                                 169,813
Realized loss on sale
  of investments.......                                                                               7,370
Net loss...............                                                                                          (2,643,145)
                         --------------------------------------------------------------------------------------------------
Balance at May 31, 1996        --       --   42,204,113  $42,204      $24,427,338   $  (169,813)     $   --    $(21,208,635)
                         ==================================================================================================

                                         Total
                                          stock-
                                          holders'
                                          equity
                                        ------------
Balance at June 1, 1994                  $ 1,528,031
Unvested common stock
  forfeited under stock
  bonus arrangement....                           --
Issuance of common
  stock for cash.......                    1,487,625
Issuance of preferred
  stock for cash.......                      387,625
Conversion of
  preferred stock......                           --
Issuance of common
  stock to acquire
  subsidiary...........                    1,465,000
Common stock issued
  to consultants
  for services.........                      274,062
Warrants issued
  to directors and
  consultants..........                       72,500
Amortization of deferred
  compensation.........                      169,812
Unrealized loss
  on investments.......                       (7,370)
Net loss...............                   (3,117,294)
                                        ------------
Balance at May 31, 1995                    2,259,991

Common stock issued
  to consultant in
  connection with
  debt financing.......                      600,000
Common stock issued in
  lieu of cash interest                       89,096
Conversion of debt.....                      275,000
Exercise of warrants...                    2,322,969
Warrants issued to
  consultants..........                       10,000
Amortization of deferred
  compensation.........                      169,813
Realized loss on sale
  of investments.......                        7,370
Net loss...............                   (2,643,145)
                                        ------------
BALANCE AT MAY 31, 1996                  $ 3,091,094
                                        ============

The accompanying notes are an integral part of this statement.

                        VASOMEDICAL INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Year ended May 31,
                                                                                   -------------------------------
                                                                                       1996               1995
                                                                                   -------------------------------
Cash flows from operating activities
  Net loss                                                                           $(2,643,145)       $(3,117,294)
                                                                                     ------------------------------
    Adjustments to reconcile net loss to net cash used in operating activities
      Depreciation and amortization ...........................................          269,443            117,851
      Reserve for uncollectable note ..........................................                             318,000
      Amortization of deferred compensation ...................................          169,813            169,812
      Amortization of deferred loan costs .....................................          272,555
      Warrants issued to directors and consultants ............................           10,000             47,500
      Net loss on sale of equipment ...........................................                               2,950
      Changes in operating assets and liabilities
        Increase in accounts receivable .......................................       (1,010,965)
        Increase in inventory .................................................         (563,272)
        Increase in other current assets ......................................          (40,531)           (82,917)
        Increase in other assets ..............................................          (13,807)              (888)
        Increase in accounts payable, accrued expenses and other
           current liabilities ................................................          820,006            145,794
        Increase in other liabilities .........................................          206,000
                                                                                     ------------------------------
                                                                                         119,242            718,102
                                                                                     ------------------------------
      Net cash used in operating activities ...................................       (2,523,903)        (2,399,192)
                                                                                     ------------------------------
Cash flows from investing activities
  Purchase of investments .....................................................          (20,034)           (44,858)
  Proceeds from sale of investments ...........................................          655,556            297,653
  Acquisition/disposition of subsidiaries, net of cash ........................                               2,137
  Purchase of property and equipment ..........................................         (186,391)            (2,256)
                                                                                     ------------------------------
Net cash provided by investing activities .....................................          449,131            252,676
                                                                                     ------------------------------
Cash flows from financing activities
  Proceeds from sale of common stock ..........................................                           1,487,625
  Proceeds from sale of preferred stock .......................................                             387,625
  Proceeds from exercise of warrants ..........................................        2,322,969
  Proceeds from issuance of long-term debt, net ...............................        3,708,000
                                                                                     ------------------------------
Net cash provided by financing activities .....................................        6,030,969          1,875,250
                                                                                     ------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..........................        3,956,197           (271,266)
Cash and cash equivalents--beginning of year ..................................          491,609            762,875
                                                                                     ------------------------------
Cash and cash equivalents--end of year ........................................      $ 4,447,806            491,609
                                                                                     ------------------------------
Noncash investing and financing activities were as follows:
  Issuance of common stock for debt conversion ................................      $   275,000
  Issuance of common stock in lieu of cash interest ...........................           89,096
  Issuance of common stock for acquisition ....................................                         $ 1,465,000
  Issuance of common stock and warrants for services ..........................          600,000            299,063



The accompanying notes are an integral part of these statements.

                        VASOMEDICAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              MAY 31, 1996 AND 1995

NOTE A--BUSINESS ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company, formerly a development stage enterprise, was incorporated in Delaware in July 1987. During fiscal 1996, the Company commenced the commercialization of Enhanced External Counterpulsation ("EECP(TM)"), a microprocessor-based medical device for the non-invasive, atraumatic treatment of patients with coronary artery disease. EECP(TM) is marketed worldwide to hospitals, clinics and other cardiac health care providers. To date, the Company's revenues have been generated solely from customers in the United States.

In fiscal 1992, the Company, through the purchase of a 55% interest in Vaso Interim Corp. ("Vaso Interim") (formerly Vasomedical, Inc.), acquired the worldwide exclusive marketing rights (except in China) to EECP(TM) and agreed to fund research and development activities performed by Vasogenics, Inc. ("Vasogenics"), its joint-venture partner in the former Vasomedical, Inc. and sole minority shareholder. Vasogenics held the intellectual property rights to the EECP(TM) technology, including patents and manufacturing rights.

In January 1995, the Company acquired all the capital stock of Vasogenics for stock consideration and the assumption of certain liabilities. In connection with the acquisition, the Company retained certain key employees of Vasogenics who had been involved in the development of the EECP(TM) technology.

EECP(TM), which had undergone clinical studies at the State University of New York's University Medical Center at Stony Brook, received marketing clearance from the Food and Drug Administration ("FDA") under a 510(k) premarket notification in February 1995.

The acquisition of Vasogenics was recorded as a purchase transaction. The Company fair valued the 5,000,000 shares of common stock it issued in consideration of the acquisition at $1,465,000 or 75% of the quoted market price on the acquisition date to recognize the restriction on the subsequent sale of such shares. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, aggregating $1,492,000, was capitalized in the accompanying consolidated balance sheet. Pro-forma operating results, assuming the acquisition took place at the beginning of fiscal 1995, were as follows:

                                                            Year ended May 31,1995
                                                            ----------------------
Revenues ..................................................       $          --
Net loss ..................................................          (3,238,000)
Net loss per common share .................................                (.09)

Pro-forma adjustments consist of amortization of the excess of cost over net assets acquired and the issuance of 5,000,000 shares of the Company's common stock to consummate the acquisition.

A summary of the significant accounting policies consistently applied in the preparation of the consolidated financial statements follows:

1. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

2. INVESTMENTS

Investments consist principally of short-term, fixed- income mutual funds. The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities" at the beginning of fiscal 1995. Investments pursuant to SFAS 115 are classified into three categories. Those securities classified as "trading" or "available for sale" are reported at fair value. Debt securities classified as "held to maturity" are reported at amortized cost. The Company's investments in mutual funds at May 31, 1995 are classified as available for sale, whereby unrealized gains and losses are reported as a separate component of stockholders' equity, net of related tax effects, if any. The cost of such available-for-sale securities was $678,172 at May 31, 1995. At May 31, 1995, the unrealized decline in market value of these investments of $7,370 was recorded as a separate component of stockholders' equity in the accompanying consolidated balance sheet. Such investments were subsequently sold in fiscal 1996.

3. INVENTORIES

Inventories consisting of equipment held for sale are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

                        VASOMEDICAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              MAY 31, 1996 AND 1995
                                  (Continued)

4. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided over the estimated useful lives of the assets, which range from three to seven years using accelerated depreciation methods. Leasehold improvements are amortized over the shorter of the useful life of the related leasehold improvement or the life of the related lease, generally five years.

5. CAPITALIZED COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

The capitalized costs in excess of fair value of net assets acquired arising from the acquisitions of Vaso Interim and Vasogenics are being amortized on a straight-line basis over a period of five and seven years, respectively. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121") that establishes accounting standards for the impairment of long-lived assets, certain intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. In accordance with SFAS 121, it is the Company's policy to periodically review and evaluate whether there has been a permanent impairment in the value of intangibles. Factors considered in the valuation include current operating results, trends and anticipated undiscounted future cash flows.

6. REVENUE RECOGNITION

The Company recognizes revenue from the sale of its EECP(TM) device in the period in which the Company fulfills its obligations under the sale agreement, including delivery, installation and customer acceptance. The Company has also entered into lease agreements for its EECP(TM) device that are classified as operating leases. Revenues from operating leases are recognized on a straight-line basis over the life of the respective leases.

7. WARRANTY COSTS

The Company also provides for a warranty period on its EECP(TM) system. The Company provides for estimated warranty costs at the time the related revenue is earned. As the Company's experience with respect to the commercial application of EECP(TM) is limited, revisions to the Company's warranty cost estimates may be necessary in the future.

8. RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

9. INCOME TAXES

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance has been established to offset the deferred tax assets as it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

10. USE OF ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

11. NET LOSS PER COMMON SHARE

Loss per common share is based upon the weighted average number of common shares outstanding during the year. Common stock equivalents have not been included in this calculation since their inclusion would be antidilutive.

12. STOCK-BASED COMPENSATION

Adoption of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") is required for fiscal years beginning after December 15, 1995 and allows for a choice of the method of accounting used for stock-based compensation. Entities may elect the "intrinsic value" method based on APB No. 25, "Accounting for Stock Issued to Employees" or the new "fair value" method, contained in SFAS 123. The Company intends to implement SFAS 123 in fiscal 1997 by continuing to account for stock-based compensation under APB No. 25. As required by SFAS 123, the pro-forma effects on net earnings (loss) and earnings (loss) per share will be determined as if the fair-value-based method had been applied and disclosed in the notes to the consolidated financial statements.

13. STATEMENTS OF CASH FLOWS

The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist principally of money market funds. The market value of the cash equivalents approximates cost.

NOTE B--PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

                                                               May 31,
                                                   ----------------------------
                                                      1996               1995
                                                   ----------------------------
Office, laboratory and
  other equipment ........................         $ 113,929          $  66,929
EECP(TM)units under
  operating leases .......................           119,318
Furniture and fixtures ...................            58,930             55,881
Leasehold improvements ...................            83,004             65,980
                                                   ----------------------------
                                                     375,181            188,790
Less accumulated
  depreciation and
  amortization ...........................          (164,008)          (111,715)
                                                   ----------------------------
                                                   $ 211,173          $  77,075
                                                   ============================

NOTE C--LONG-TERM DEBT

On July 7, 1995, the Company sold $4,000,000 principal amount of 7% five-year Convertible Debentures (the "Notes"), convertible into shares of the Company's common stock at $1.00 per share commencing December 1, 1995 at the option of the holder. The conversion price was equivalent to the quoted market price of the Company's common stock when the transaction was negotiated. Deferred loan costs, aggregating $892,000, incurred in connection with obtaining the Notes are being amortized over the life of the Notes. In connection with the sale of the Notes, the Company issued 600,000 shares of its common stock to the broker/finder for services rendered. In fiscal 1996, $275,000 principal amount of Notes were converted into 275,000 shares of the Company's common stock. The fair value of the outstanding Notes at May 31, 1996, based upon the trading value of the Company's common stock, was approximately $9,313,000.

In June 1996, the $3,725,000 outstanding principal amount of Notes were converted into 3,725,000 shares of the Company's common stock. As a result of such conversion, accrued interest of $239,000 was also canceled in accordance with the terms of the Note agreement. The pro-forma effect of this conversion was to increase stockholders' equity by $3,345,000, consisting of the debt conversion ($3,725,000) and accrued interest ($239,000), net of unamortized loan costs ($619,000). The pro-forma loss per share, as if the conversion had been effected at the beginning of fiscal 1996, was $.05.

NOTE D--STOCKHOLDERS' EQUITY

1. In fiscal 1995, the Company issued warrants to certain directors and outside consultants to purchase an aggregate of 825,000 and 200,000 shares, respectively, of the Company's common stock at prices ranging from $.28 to $1.00 per share (then current market value) exercisable through February 2000 for services rendered or to be rendered to the Company. Based upon trading history, stock price volatility and other relevant factors, management fair valued those warrants issued to outside consultants at $.10 per share and charged $20,000 to operations in fiscal 1995.

2. During the first quarter of fiscal 1995, the Company issued 50,000 registered shares of its common stock to an outside consultant for services rendered in fiscal 1994. The value of common stock issued, aggregating $38,000, represented the quoted market price at the time of the agreement and was charged to operations in fiscal 1994.

3. In December 1994, the Company sold 6,000,000 shares of its common stock together with warrants to purchase 600,000 shares of its common stock at $.25 per share expiring in December 1999 to a foreign banking institution pursuant to a private placement for $1,500,000 cash. In August 1995, warrants to purchase 360,000 shares of common stock were exercised, aggregating $90,000.

4. Also in December 1994, the Company sold 500,000 shares of its Class A preferred stock, aggregating $400,000, to five individuals, of which certain officers and directors purchased 187,500 preferred shares aggregating $150,000. The price paid per preferred

                        VASOMEDICAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              MAY 31, 1996 AND 1995
                                  (Continued)

share (of $.80 per share) was at a premium to its then common stock equivalent price per share. Each share of the preferred stock was entitled to two votes per share and was convertible, at the holder's option, into two shares of common stock. The preferred stock was senior to the common stock with respect to liquidation rights; however, the preferred stock was not entitled to any dividends. In May 1995, the five individual holders of the preferred stock exercised their conversion rights and were issued 1,000,000 shares of common stock upon cancellation of the preferred stock.

5. In March 1995, the Company's Board of Directors approved a Shareholder Rights Plan, under which a dividend distribution of one Right for each outstanding share of the Company's common stock is authorized. Each Right will entitle shareholders of record on May 9, 1995 to purchase one-half share of common stock at a 50% discount to market price if a person or group acquires 20% or more of the Company's outstanding stock.

6. In May 1995, the Company's stockholders amended its certificate of incorporation to increase the number of authorized common shares from 45,000,000 shares to 85,000,000 shares.

7. In the first quarter of fiscal 1996, the Company issued 600,000 shares of its common stock to a broker/finder in connection with its July 1995 Convertible Debenture financing (see Note C). These shares, valued at $600,000 (such value being equivalent to the quoted market price of the Company's common stock), are included in deferred loan costs.

8. In July 1995, the Company issued 89,096 shares of its common stock in lieu of $89,096 of interest previously accrued for, at the option of the lender.

9. In fiscal 1996, the Company issued warrants to an outside consultant to purchase 100,000 shares of the Company's common stock at $1.44 per share (then current market value) exercisable through February 2001 for services rendered to the Company. Based upon trading history, stock price volatility and other relevant factors, management fair valued those warrants issued at $.10 per share and charged $10,000 to operations in fiscal 1996.

10. Subsequent to May 31, 1996, warrants to purchase 383,636 shares of common stock have been exercised, resulting in proceeds to the Company of $418,000.

WARRANTS

Warrant activity for the years ended May 31, 1995 and 1996 is summarized as follows (see Note H-1):

                                   Non-employee
                                     Directors           Employees          Consultants         Price Range
                                   ------------        ------------        ------------        ------------
Balance at June 1, 1994 ....            450,000             760,000           6,208,750         $ .72-$5.00
  Issued ...................            825,000           1,835,000             815,789         $ .28-$ .76
  Exercised ................                 --                  --                  --
  Canceled/retired .........                 --                  --            (296,000)        $1.31-$2.01
                                   ------------        ------------        ------------        ------------
Balance at May 31, 1995 ....          1,275,000           2,595,000           6,728,539         $ .28-$5.00
  Issued ...................                 --                  --             100,000         $      1.44
  Exercised ................           (100,000)           (585,000)         (2,655,585)        $ .25-$1.03
  Canceled/retired .........                 --             (35,000)         (1,985,854)        $ .73-$5.00
                                   ------------        ------------        ------------        ------------
Balance at May 31, 1996 ....          1,175,000           1,975,000           2,187,100         $ .28-$1.50
                                   ------------        ------------        ------------        ------------
Number of shares exercisable            875,000             545,000           2,187,100         $ .28-$1.50
                                   ============        ============        ============        ============

NOTE E--COMPENSATION PLANS

1992 NON-QUALIFIED STOCK OPTION PLAN

In June 1993, the Company's stockholders approved a 1992 Non-Qualified Stock Option Plan (the "Non-Qualified Plan") for officers, directors, employees and consultants of the Company, for which the Company reserved an aggregate of 1,500,000 shares of common stock. In fiscal 1994, options to purchase 30,000 shares of common stock at prices ranging between $.91 and $1.03 per share (which approximated market value) were granted under the Non-Qualified Plan. In November 1994, the Company's Board of Directors terminated the Non-Qualified Plan. No other options have been granted under the Non-Qualified Plan and 25,000 options were outstanding as of the termination date and remain exercisable through November 1998.

1995 STOCK OPTION PLAN

In May 1995, the Company's stockholders approved the 1995 Stock Option Plan (the "1995 Option Plan") for officers and employees of the Company, for which the Company has reserved an aggregate of 1,500,000 shares of common stock. The 1995 Option Plan provides that it will be administered by a committee of the Board of Directors of the Company and that the committee will have full authority to determine the identity of the recipients of the options and the number of shares subject to each option. Options granted under the 1995 Option Plan may be either incentive stock options or non-qualified stock options. The option price shall be 100% of the fair market value of the common stock on the date of the grant (or in the case of incentive stock options granted to any individual principal stockholder who owns stock possessing more than 10% of the total combined voting power of all voting stock of the Company, 110% of such fair market value). The term of any option may be fixed by the committee but in no event shall exceed ten years from the date of grant. Options are exercisable upon payment in full of the exercise price, either in cash or in common stock valued at fair market value on the date of exercise of the option. The term for which options may be granted under the 1995 Option Plan expires March 8, 2005. At May 31, 1996 and 1995, no options were granted or are outstanding under the 1995 Option Plan. In June 1996, the Board of Directors granted non-qualified stock options to officers and employees to purchase an aggregate of 555,000 shares and 237,000 shares, respectively, at $3.44 per share.

OUTSIDE DIRECTOR STOCK OPTION PLAN

In May 1995, the Company's stockholders approved an Outside Director Stock Option Plan (the "Director Plan") for non-employee directors ("Outside Directors") of the Company, for which the Company has reserved an aggregate of 300,000 shares of common stock. The Director Plan will be administered by the Board of Directors of the Company. In accordance with the terms of the Director Plan, each Outside Director will be granted ten-year, non-qualified stock options commencing June 1, 1995, and on the first day of each June thereafter, to purchase those number of shares of the Company's common stock having an aggregate market value of $10,000 at the average closing price of the common stock on NASDAQ or such other exchange upon which the Company's stock is listed for the five trading days immediately preceding the date of grant. Options granted to each Outside Director shall vest in one year. Options are exercisable upon payment in full of the exercise price, either in cash or in common stock valued at fair market value on the date of exercise of the option. On June 1, 1995, options to purchase an aggregate of 77,418 shares of common stock at $.78 per share were granted to Outside Directors. On June 1, 1996, options to purchase an aggregate of 31,675 shares of common stock at $2.21 per share were granted to Outside Directors. To date, no stock options have been exercised.

NOTE F--LEASING REVENUES

In March 1996, the Company entered into an exclusive agreement with a third party whereby such third party will purchase, subject to credit approval, the EECP(TM) system on a non-recourse basis and lease the system to the Company's customers. During fiscal 1996, approximately 51% of the Company's revenues were derived through such transactions. Further, the Company had sales to four individual customers, each over 10%, two of which are included above, aggregating 54% of the Company's fiscal 1996 revenues.

Also during fiscal 1996, the Company directly entered into leases with customers classified as operating leases. Such leases are generally for a three-year term and are noncancelable. Aggregate minimum future lease rentals as of May 31, 1996 are as follows:

Fiscal Year                                                              Amount
- --------------------------------------------------------------------------------
1997 .............................................                    $  882,000
1998 .............................................                     1,440,000
1999 .............................................                     1,323,000
2000 .............................................                       558,000
                                                                      ----------
                                                                      $4,203,000
                                                                      ==========

                        VASOMEDICAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              MAY 31, 1996 AND 1995
                                  (Continued)

NOTE G--INCOME TAXES

Deferred tax assets or liabilities are computed based on the impact of "temporary differences" between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. The tax effects of temporary differences which give rise to deferred tax assets are summarized as follows:

                                                          May 31,
                                             ----------------------------------
                                                1996                   1995
                                             ----------------------------------
Deferred tax assets
  Net operating loss and
   other carryforwards ...........           $ 6,905,000            $ 5,040,000
  Accrued compensation ...........               155,000                165,000
  Other ..........................               115,000
                                             ----------------------------------
    Total gross deferred
     tax assets ..................             7,175,000              5,205,000
  Valuation allowance ............            (7,175,000)            (5,205,000)
                                             ----------------------------------
                                             $        --            $        --
                                             ==================================

Management has established a valuation allowance for the full amount of the deferred tax assets based on uncertainties with respect to the Company's ability to generate future taxable income.

At May 31, 1996, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $16,500,000, expiring at various dates through 2011. Further, the Company's subsidiary, Viromedics, Inc., has separate net operating loss carryforwards available to offset future taxable income, aggregating approximately $1,700,000, expiring at various dates through 2011.

NOTE H--COMMITMENTS AND CONTINGENCIES

1. EMPLOYMENT AGREEMENTS

The Company maintains employment agreements with its executive officers, expiring at various dates through January 1999. Employment agreements with certain of the Company's officers also provide that in the event there is a change in the control of the Company, as defined therein, or in any person directly or indirectly controlling the Company, as also defined therein, the employee has the option, exercisable within six months of becoming aware of such event, to terminate his employment agreement. Upon such termination, the employee has the right to receive as a lump-sum payment certain compensation remaining to be paid for the balance of the term of the agreement.

In July 1994, in connection with an employment agreement with its newly appointed President and Chief Executive Officer, the Company issued five-year warrants to purchase 1,000,000 shares of its common stock at $.45 per share (which approximated market value at the date of grant) vesting at 25% per year beginning June 30, 1995. Such vesting is contingent upon his continued employment with the Company.

In October 1994, the Company settled an employment commitment through December 1997 with its former Chairman and President, aggregating $244,000, for $35,000. In addition, this former officer forfeited 570,000 shares of the Company's common stock issued as a stock bonus in December 1992 which had not vested at the settlement date. This former officer also resigned from the Company's Board of Directors.

In December 1994, the Company settled an employment commitment through November 1996 with its former Vice President--Finance, aggregating $190,000, for $75,000 which was charged to operations during fiscal 1995. This former officer also resigned from the Company's Board of Directors.

In January 1995, in connection with an employment agreement with its recently appointed Vice President of Marketing, the Company issued five-year warrants to purchase 300,000 shares of its common stock at $.38 per share (which approximated market value at the date of grant) vesting at 25% per year beginning January 1996. Such vesting is contingent upon his continued employment with the Company.

In February 1995, in connection with an employment agreement with its recently appointed Senior Vice President of R&D and Manufacturing, the Company issued five-year warrants to purchase 300,000 shares of its common stock at $.40 per share (which approximated market value at the date of grant) vesting at 33% per year beginning February 1996. Such vesting is contingent upon his continued employment with the Company.

Also in February 1995, the Company issued five-year warrants to its Treasurer to purchase 200,000 shares of the Company's common stock at $.41 per share (which approximated market value at the date of grant) with 50,000 such shares vested immediately and the remainder vesting at 33% per year beginning February 1996. Such vesting is contingent upon his continued employment with the Company.

Approximate aggregate minimum annual compensation obligations under active employment agreements at May 31, 1996, after giving effect to the above settlements, are summarized as follows:

Fiscal Year                                                             Amount
- --------------------------------------------------------------------------------
1997 ............................................                     $  651,000
1998 ............................................                        498,000
1999 ............................................                        114,000
                                                                      ----------
                                                                      $1,263,000
                                                                      ==========

2. LEASE

The Company occupies office and warehouse space under a noncancelable operating lease which expires on October 31, 2000, at an annual cost of approximately $120,000. Rent expense was $111,000 and $87,000 in fiscal 1996 and 1995, respectively.

Approximate aggregate minimum annual obligations under this lease agreement at May 31, 1996 are summarized as follows:

Fiscal Year                                                              Amount
- ---------------------------------------------------------------------------------------------------------------------------
1997 ..............................................                     $118,000
1998 ..............................................                      121,000
1999 ..............................................                      125,000
2000 ..............................................                      130,000
2001 ..............................................                       55,000
                                                                        --------
                                                                        $549,000
                                                                        ========

3. MULTI-CENTER CLINICAL TRIAL

The Company has entered into several agreements with medical institutions and consultants in connection with a multi-center clinical trial and cost-effectiveness study expected to be completed during fiscal 1997. As of May 31, 1996, the aggregate minimum obligation under such agreements approximates $233,000.

4. SEC INVESTIGATION

In February 1995, the Company was served with a subpoena duces tecum by the broker-dealer branch of the Northeast Regional Office of the Securities and Exchange Commission ("SEC") requesting certain documents from the Company pursuant to a formal order of private investigation in connection with possible registration and reporting violations. The Company is cooperating fully with such investigation. As stated in the subpoena, the "investigation is confidential and should not be construed as an indication by the Commission or its staff that any violations of law have occurred, nor should it be interpreted as an adverse reflection on any person, entity or security." This investigation is in its early stages and the Company is unable to determine the likelihood of an unfavorable outcome or the existence or amount of any potential loss.

5. LITIGATION

In furtherance of a previously withdrawn motion for pre-trial discovery, on or about May 23, 1996, an action was commenced in the Supreme Court of the State of New York, Nassau County, against the Company, its directors and certain of its officers and employees for the alleged breach of an agreement to appoint a non-affiliated party as its exclusive distributor of EECP(TM). The complaint seeks damages in the approximate sum of $50,000,000, declaratory relief and punitive damages. The Company denies the existence of any agreement, believes that the complaint is frivolous and without merit and is vigorously defending the claims as well as asserting substantial counterclaims. This matter is in its preliminary stages and the Company is unable to determine the likelihood of an unfavorable outcome or the existence or amount of any potential loss.

6. THE RESEARCH FOUNDATION

The Company has entered into an agreement with the Research Foundation of the State University of New York at Stony Brook to perform research on EECP(TM). The Company has committed monthly payments of $15,000 to the Research Foundation through September 1, 1996. The Company paid approximately $180,000 and $60,000, respectively, to the Research Foundation in fiscal 1996 and 1995.

7. AGREEMENT WITH FOSHAN

The Company has entered into an agreement, expiring November 2008, with Foshan Analytical Instrument Factory ("Foshan"), a Chinese company, for the contract manufacture of EECP(TM), subject to certain performance standards, as defined. At May 31, 1996, the Company has outstanding purchase commitments aggregating $288,000.

8. RELATED PARTY

In fiscal 1996 and 1995, payments for office facilities, services and equipment of $42,000 and $55,000, respectively, were made to an entity whose principal stockholder is a director of the Company.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors                 [GRANT THORNTON LOGO]
of Vasomedical, Inc.

We have audited the accompanying consolidated balance sheets of Vasomedical, Inc. and Subsidiaries (the "Company") as of May 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of May 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ GRANT THORNTON LLP

GRANT THORNTON LLP

Melville, New York
August 2, 1996



                        VASOMEDICAL INC. AND SUBSIDIARIES

      MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) Small-Cap Issues market under the symbol VASO. The table below sets forth the range of high and low bid prices of the Common Stock as reported by NASDAQ for the fiscal periods specified. These prices represent inter-dealer quotations without retail markups, markdowns or commissions and do not necessarily represent actual transactions. The approximate number of record holders of Common Stock as of August 21, 1996 was 750.

                                FISCAL 1996                    Fiscal 1995
                                --------------------------------------------------
                                   HIGH            LOW          High           Low
                                --------------------------------------------------
First Quarter ..........          1 3/4            3/4         21/32           3/8
Second Quarter .........          1 5/8          23/32          7/16           1/4
Third Quarter ..........         1 5/16            3/4           3/4          9/32
Fourth Quarter .........        2 17/32         1 5/16         27/32           1/2

The last bid price of the Company's Common Stock on August 21, 1996 was $3 per share. The Company has never paid any cash dividends on its Common Stock. While the Company does not intend to pay cash dividends in the foreseeable future, payment of cash dividends, if any, will be dependent upon the earnings and financial position of the Company, investment opportunities and such other factors as the Board of Directors deems appropriate. Stock dividends, if any, also will be dependent on such factors as the Board of Directors deems appropriate.

                               CORPORATE DIRECTORY

OFFICERS

Anthony Viscusi
President and
Chief Executive Officer

Eugene H. Glicksman
Executive Vice President

John C.K. Hui, PhD
Senior Vice President,
R&D and Manufacturing

Anthony E. Peacock
Vice President,
Marketing and Clinical Affairs

Joseph A. Giacalone
Treasurer and Secretary

BOARD OF DIRECTORS

Abraham E. Cohen
Chairman, Vasomedical, Inc.
Former President of Merck
International and Senior Vice
President of Merck and
Co., Inc.

Alexander G. Bearn, MD
Adjunct Professor,
Rockefeller University.
Former Chairman of the
Department of Medicine of
Cornell University Medical College
and Senior Vice President of
Medical and Scientific Affairs
of Merck International

David S. Blumenthal, MD
Practicing Cardiologist affiliated
with New York Hospital-Cornell
Medical Center

Francesco Bolgiani
Deputy Chairman,
Banca del Gottardo

Eugene H. Glicksman
Executive Vice President,
Vasomedical, Inc.

John C.K. Hui, PhD
Senior Vice President,
Vasomedical, Inc.

Kenneth W. Rind, PhD
Chairman,
Oxford Venture Corporation.
Former Vice President
of Corporate Finance at
Oppenheimer & Co., Inc.,
and Principal at
Xerox Development Corp.

E. Donald Shapiro
Joseph Solomon Distinguished
Professor of Law and former Dean,
New York Law School

Anthony Viscusi
President and CEO,
Vasomedical, Inc.

Zhen-sheng Zheng, MD
Director of the Cardiovascular
Research Institute, Sun Yat-sen
University of Medical Sciences

GENERAL COUNSEL

Blau, Kramer, Wactlar &
Lieberman, P.C.
Attorneys at Law
100 Jericho Quadrangle
Jericho, New York 11753

AUDITORS

Grant Thornton LLP
Certified Public Accountants
Suite 3S01
One Huntington Quadrangle
Melville, New York 11747

REGISTRAR AND
TRANSFER AGENT

American Stock Transfer
and Trust Company
40 Wall Street
New York, New York 10005

OTHER AVAILABLE
INFORMATION

A copy of the Company's Annual Report on Form 10-KSB for the year ended May 31, 1996, as filed with the Securities and Exchange Commission, is available without charge to interested stockholders upon a written request to:

Vasomedical, Inc.
Attn. Investor Relations
180 Linden Avenue
Westbury, NY 11590

or visit our homepage on the World Wide Web (www.vasomedical.com).

[VASOMEDICAL LOGO]